Exhibit 21.1

List of Subsidiaries of Majesco

Name	State/Country of Organization or Incorporation

Majesco Canada Ltd.	Canada
Majesco Sdn. Bhd.	Malaysia
Majesco Asia Pacific Pte. Ltd.	Singapore
Majesco Software and Solutions Inc.	New York
Majesco Software and Solutions India Private Limited	India
Majesco UK Limited	United Kingdom
Exaxe Holding Limited	Ireland
Majesco Software Solutions Ireland Limited	Ireland
InsPro Technologies Corporation	Delaware
InsPro Technologies, LLC	Delaware
Atiam Technologies LP	Delaware
InsPro Hosting Services, LLC	Delaware